--------------------------
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                                                      --------------------------
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                                                      hours per response....14.5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             The Mills Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   601148109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark C. Wehrly
                      Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                        San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 14, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 30 Pages
                        Exhibit Index Found on Page 23

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   2,789,290
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  2,789,290
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,789,290
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================





                               Page 2 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   2,636,475
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  2,636,475
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,636,475
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================




                               Page 3 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   373,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  373,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            373,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================





                               Page 4 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   134,885
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  134,885
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            134,885
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.2%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================





                               Page 5 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            New York
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   211,350
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  211,350
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            211,350
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.4%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================





                               Page 6 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================





                               Page 7 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                               Page 8 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                               Page 9 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                              Page 10 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                              Page 11 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                              Page 12 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                              Page 13 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason E. Moment
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                              Page 14 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Rajiv A. Patel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                              Page 15 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                              Page 16 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================





                              Page 17 of 30 Pages

                                       13D
===================
CUSIP No. 601148109
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                  SOLE VOTING POWER
                          7
       NUMBER OF                  -0-
                      ------------==============================================
        SHARES                    SHARED VOTING POWER
     BENEFICIALLY         8
       OWNED BY                   6,145,000
                      ------------==============================================
         EACH                     SOLE DISPOSITIVE POWER
                          9
       REPORTING                  -0-
      PERSON WITH     ------------==============================================
                                  SHARED DISPOSITIVE POWER
                          10
                                  6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================



                              Page 18 of 30 Pages

         This Amendment No. 4 to Schedule 13D amends the Schedule 13D initially filed on May 15, 2006 (collectively, with all amendments thereto, the "Schedule 13D").

Item 4.  Purpose Of The Transaction
------   --------------------------

         Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

         The purpose of the Farallon Funds' acquisitions of the Shares was and is for investment. The acquisitions of the Shares by each of the Farallon Funds were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person may, at any time and from time to time (but subject to the terms of the Confidentiality and Standstill Agreement described in Item 6 below), acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

         As previously reported, consistent with the Reporting Persons' investment intent, the Reporting Persons have engaged in communications and intend to engage in further communications with one or more officers of the Company and/or one or more members of the board of directors of the Company and may also engage in communications with one or more shareholders of the Company regarding the Company, including but not limited to its operating properties, its development projects, its joint venture structures, its capital structure, its proposed recapitalization, its proposed asset sales and/or other strategic alternatives, its restatement process, and shareholder communications. During the course of such communications with the Company (but subject to the terms of the Confidentiality and Standstill Agreement described in Item 6 below), the Reporting Persons may advocate one or more courses of action or transactions, which potential transactions may include the Reporting Persons or their affiliates as participants.

         At the request of the Company and as a condition to being included in discussions about a possible strategic transaction (if any) involving the Company, the Reporting Persons have agreed to be subject to the "standstill" arrangements discussed in Item 6 below.

         At this time, the Reporting Persons have no plans or proposals or understandings or agreements as to any course of action or transaction.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         The Farallon Funds
         ------------------



                              Page 19 of 30 Pages

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 56,603,203 Shares outstanding as of November 4, 2005 as reported by the Company in its Prospectus on Form 424B3 filed with the Securities and Exchange Commission on December 16, 2005.

                  (c) There have been no transactions in the Shares by the Farallon Funds since the filing of the prior Schedule 13D.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Farallon General Partner
         ----------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.


         The Farallon Individual Reporting Persons
         -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to





                              Page 20 of 30 Pages
be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   ------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

         The Reporting Persons are filing this amendment to their Schedule 13D to report that on November 14, 2006, Farallon Capital Management, L.L.C. ("FCM"), an affiliate of the Reporting Persons, agreed with the Company that FCM and the investment funds controlled and managed by FCM (including the Farallon Funds)(together "Farallon") would be bound by certain "standstill" arrangements. Pursuant to FCM's agreement with the Company (such agreement being referred to herein as the "Confidentiality and Standstill Agreement") FCM agreed, among other things, that until the earlier of (x) March 30, 2007 and (y) the date on which the Company enters into, or publicly recommends, a Competing Transaction (as defined below), Farallon shall not, without the prior written request of the Company effect or seek, offer or propose (whether publicly or otherwise) certain transactions or actions with respect to the Company including but not limited to the acquisition of additional Shares of or assets of the Company or its subsidiaries, the commencement of a tender or exchange offer with respect to any securities of the Company or its subsidiaries, or any action to seek to control the management, Board of Directors or policies of the Company or any of its subsidiaries. A "Competing Transaction" is defined under the Confidentiality and Standstill Agreement to mean (i) the sale or disposition of all or substantially all of the assets of the Company, or of assets of the Company with a fair market value in the aggregate of at least $1,500,000,000, (ii) a transaction with a third party constituting a change of control of the Company (whether by merger, consolidation, share or other equity exchange, similar business combination or otherwise), or (iii) the issuance by the Company or its subsidiaries of equity securities of the Company or its subsidiaries (or of rights to acquire such securities or securities convertible or exchangeable into any such securities) for aggregate consideration of at least $500,000,000.

         This description of the Confidentiality and Standstill Agreement is qualified in its entirety by the full terms and conditions thereof, which agreement is attached as Exhibit 2 to the Schedule 13D and incorporated herein.

         Except for the Confidentiality and Standstill Agreement described above and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         There is filed herewith as Exhibit 2 a copy of the Confidentiality and Standstill Agreement described in Item 6 above.




                              Page 21 of 30 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2006


                  /s/ Monica R. Landry
                  ----------------------------------------
                  FARALLON PARTNERS, L.L.C.,
                  On its own behalf and
                  as the General Partner of
                  FARALLON CAPITAL PARTNERS, L.P.,
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and TINICUM PARTNERS, L.P.
                  By Monica R. Landry,
                  Managing Member


                  /s/ Monica R. Landry
                  ----------------------------------------
                  Monica R. Landry, individually and as attorney-in-fact for each of Chun R. Ding, William F. Duhamel,
                  Richard B. Fried, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly

         The Powers of Attorney executed by Duhamel, Fried, Mellin, Millham, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by Ding and Schrier authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference.






                              Page 22 of 30 Pages

                                  EXHIBIT INDEX

EXHIBIT 2                               Confidentiality and Standstill Agreement









                              Page 23 of 30 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D


STRICTLY CONFIDENTIAL
---------------------


November 14, 2006


Farallon Capital Management, L.L.C.
One Maritime Plaza
Suite 1325
San Francisco, California 94111
Attention:  Richard Fried



Ladies and Gentlemen:

In connection with our discussions of possible transactions involving The Mills Corporation and/or its subsidiaries, affiliates or divisions (the "Company"), Farallon Capital Management, L.L.C. (together with its affiliates, "you") has requested information concerning the Company. As a condition to such information being furnished to you and your Representatives (as defined below), you agree that you and your Representatives will treat any information (whether (i) prepared or otherwise provided to you by the Company or its Representatives (as defined below) or gathered by inspection, (ii) in written, oral, electronic or other form, (iii) identified as "confidential" or otherwise, or (iv) prepared before, on or after the date hereof) concerning any aspect of the Company which is furnished to you or any of your Representatives by or on behalf of the Company (herein collectively referred to as the "Confidential Information") in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth.

The Company agrees that it will provide you a general description of the nature of the Confidential Information that it intends to deliver to you pursuant to this letter agreement prior to delivering such Confidential Information, and will not deliver any Confidential Information that you specifically ask not to receive (and the Company will use reasonable efforts to provide you with sufficient opportunity to object prior to delivering any such Confidential Information). However, any Confidential Information delivered to you by the Company shall be subject to the provisions of this letter agreement without regard to the Company's compliance with the preceding sentence.

The term "Confidential Information" shall be deemed to include notes, analyses, compilations, summaries, data, studies, interpretations, forecasts, records, memoranda or other documents or information prepared by you or your Representatives which contain or are based on any Confidential Information. The term "Confidential Information" does not include information which (i) is already in your or your Representatives' possession, provided that such information is not subject to another confidentiality agreement or obligation of secrecy between you or your Representatives and the Company, and is not known by you or your Representatives to be subject to any other confidentiality agreement or obligation of secrecy with the Company, (ii) is





                              Page 24 of 30 Pages

Farallon Capital Management, L.L.C.
November 14, 2006
Page 2



or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by you or your Representatives in violation of this letter agreement, (iii) is or becomes available to you or your Representatives from a source other than the Company or its Representatives, provided that such source is not known by you to be bound by a confidentiality agreement with or other obligation of secrecy to the Company with respect to such information or (iv) is independently developed by you or your Representatives without use of any Confidential Information.

"Representatives" of any person shall mean its affiliates and the members, managers, partners, directors, officers, employees, controlling persons, representatives, agents and advisors of such person and its affiliates. An "affiliate" of any person shall mean any other person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first person. For purposes of this definition, "control" of a person means the possession of power to direct or cause the direction of management and policies of such person, whether through ownership of voting securities, by contract or otherwise and shall be deemed to exist by virtue of the ownership or control of more than ten percent (10%) of the capital or voting rights of such person.

Confidentiality - You hereby agree that the Confidential Information will be kept confidential by you and your Representatives and will not be disclosed by you or any of your Representatives except as expressly permitted by this letter agreement, and that any of such information may be disclosed to your Representatives only on a "need to know basis" and only if you have informed such Representatives of the obligations contained herein and they have agreed, or otherwise have a duty, to keep the Confidential Information confidential. You agree to be responsible for any breach of this letter agreement by yourself or by any of your Representatives (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against your Representatives with respect to such breach).

Non-Disclosure - In addition, without the prior written consent of the Company, you will not, and will direct your Representatives not to, disclose to any person that you or any of your Representatives has received Confidential Information or that Confidential Information has been made available to you or them. The matters contemplated by the foregoing sentence shall be subject to the same exceptions to non-disclosure as if they were "Confidential Information" for purposes of this letter agreement. You acknowledge that disclosure of any of the information described in the preceding sentence may irreparably damage the Company or its affiliates. The term "person" as used in this letter agreement will be interpreted broadly to include the media (electronic, print or otherwise), publicly available Internet pages, any governmental representative or authority or any corporation, company, limited liability company, enterprise, association, partnership, group or other entity or individual.






                              Page 25 of 30 Pages

Farallon Capital Management, L.L.C.
November 14, 2006
Page 3



Standstill - As a condition to any further discussions between you and us with respect to a possible transaction, and to the provision of any additional Confidential Information to you, you agree that, until the earlier of (x) March 30, 2007 and (y) the date on which the Company enters into, or publicly recommends, a Competing Transaction (as defined below), neither you nor any of the investment funds controlled and managed by you shall, without the prior written request of the Company, alone or jointly or in concert with any other person (including by providing financing to any other person), effect or seek, offer or propose (whether publicly or otherwise) to effect (a) the acquisition of record or beneficial ownership of any securities or rights to acquire any securities of the Company or any of its subsidiaries, or of any rights or options to acquire such ownership (including from a person other than the Company); (b) the acquisition of any assets owned or managed by or interest in assets owned or managed by the Company or any of its subsidiaries (including any rights or options to acquire any such assets) (including from a person other than the Company); (c) the commencement of any tender or exchange offer for any securities of the Company or any of its subsidiaries; provided that you shall have the right to tender your shares into any tender or exchange offer not commenced by you; (d) the participation in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote or otherwise with respect to any voting securities of the Company or any of its subsidiaries; (e) except as required by applicable law, the making of any public announcement with respect to any proposal for or offer of any extraordinary transaction involving the Company or any of its securities or assets (or those of its subsidiaries); (f) any other action, to seek to control the management, Board of Directors or policies of the Company or any of its subsidiaries; (g) the formation, joining or in any way participating in a "group" (as defined under the Securities Exchange Act of 1934) with respect to the Company; (h) to materially assist or act as a financing source for, or otherwise invest in, any other person to assist them in undertaking any of the foregoing; or (i) any action that could require the Company to make a public announcement as to any of the foregoing. You further agree during such period not to (i) request, directly or indirectly, that the Company (1) amend or waive any provision of this paragraph (including this sentence), or (2) otherwise consent to any action inconsistent with any provision of this paragraph (including this sentence); (ii) take any initiative with respect to the Company or any of its affiliates or securities that would reasonably be expected to require the Company or any such affiliate to make a public announcement regarding (1) such initiative, (2) any of the activities referred to in this paragraph, or (3) the possibility of a transaction involving you or your affiliates. Notwithstanding the foregoing, if you shall have at any time provided written notice to the Company that you no longer wish to participate in its strategic alternatives process, nothing herein shall prevent you from participating or agreeing to participate as a financing source for a potential transaction relating to the Company or its assets by a third party; provided that such third party has signed a confidentiality agreement with the Company and is in compliance with any standstill or confidentiality obligations to the Company; provided further, that upon notice from you, the Company consents in writing (such consent not to be unreasonably withheld or delayed) to such participation. For purposes of this paragraph, a "Competing Transaction" means (i) the sale or disposition of all or substantially all of the assets of the Company, or of assets of the Company






                              Page 26 of 30 Pages

Farallon Capital Management, L.L.C.
November 14, 2006
Page 4



with a fair market value in the aggregate of at least $1,500,000,000, (ii) a transaction with a third party constituting a change of control of the Company (whether by merger, consolidation, share or other equity exchange, similar business combination or otherwise), or (iii) the issuance by the Company or its subsidiaries of equity securities of the Company or its subsidiaries (or of rights to acquire such securities or securities convertible or exchangeable into any such securities) for aggregate consideration of at least $500,000,000. Nothing herein shall prohibit you from voting securities that you own in any manner or granting a proxy to another person in respect thereof.

Acknowledgement - You acknowledge that the Confidential Information may include material non-public information concerning the Company and that, under applicable securities laws, including the securities laws of the United States, your receipt of the Confidential Information may restrict your ability to trade in securities of the Company while in possession of such information. You acknowledge and agree that you are aware of such laws, and that compliance with such laws in your trading activities is your responsibility.

Notwithstanding the foregoing, it is understood that you will not wish to be restricted in your ability to trade in securities of the Company for an indefinite period of time. In furtherance of your desire to cleanse yourself of possessing any potential material non-public information concerning the Company, you may at any time advise the Company that you are delivering to the Company or destroying all Confidential Information and any other material containing or reflecting any information in the Confidential Information (whether prepared by the Company, its Representatives or otherwise and regardless of the form or storage medium) furnished to you or your Representatives and are not retaining any copies, extracts or other reproductions in whole or in part of such material (except as may be required to be retained by applicable law, regulation or internal document retention policies, with any such copies to be retained subject to the confidentiality obligations hereunder), and that you do not wish to receive any other Confidential Information or continue your dialogue with the Company as to Confidential Information. The Company agrees to honor such request, and not to provide you with any additional Confidential Information, whether in writing, orally or otherwise, after receiving such request, provided that the return or destruction of such Confidential Information shall not in any event be understood as constituting advice or a representation by the Company that you are no longer in possession of material non-public information concerning the Company, and any decision as to your future market activities in the securities of the Company shall be solely yours.

If, after June 30, 2007 and prior to October 27, 2008, the Company and you are no longer in discussions with respect to a strategic transaction involving you and the Company or its assets, and you reasonably believe that you are in possession of Confidential Information that constitutes material, non-public information under the U.S. federal securities laws, then you may notify the Company as to which Confidential Information constitutes such material, non-public information (the "Subject Information"). The Company shall either publicly disclose the Subject Information or permit you to publicly disclose the Subject Information; provided,




                              Page 27 of 30 Pages

Farallon Capital Management, L.L.C.
November 14, 2006
Page 5



however, that, if the Company determines that the Subject Information is not material, non-public information under the U.S. federal securities laws, the Company has the right not to disclose or permit you to disclose the Subject Information so long as it certifies to you in writing that it reasonably believes that the Subject Information is not material, non-public information under U.S. federal securities laws.

Remedies - You understand and agree that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you or any of your Representatives of this letter agreement but shall be in addition to all other remedies available to the Company at law or in equity.

No Representation - You understand that neither the Company nor any of its Representatives have made or make any representation or warranty as to the accuracy or completeness of the Confidential Information. You agree that neither the Company nor any of its Representatives shall have any liability to you or any of your Representatives resulting from the receipt or use of the Confidential Information except as may otherwise be expressly provided in a definitive agreement. Neither this letter agreement nor disclosure of any Confidential Information to you shall be deemed by implication or otherwise to vest in you rights in or to the Confidential Information except as set forth in this letter agreement.

No Obligation - The parties agree that unless and until a definitive agreement between the Company and you with respect to a transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this or any written or oral expression with respect to such a transaction by any of its Representatives except, in the case of this letter agreement, for the matters specifically agreed to herein. For purposes of this letter agreement, the term "definitive agreement" does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of any offer or bid by you. You acknowledge that the Company and its Representatives shall be free to take such actions regarding any possible transaction and for the dissemination of Confidential Information which they in their sole discretion shall determine including, without limitation, negotiating with any other party and entering into a definitive transaction agreement with any other party without prior notice to you or any other person or discontinuing discussions or negotiations with you or any other party at any time for any reason or for no reason.

Required Disclosure - In the event that you or any of your Representatives are required or become legally compelled by applicable law, regulation, stock exchange rule, subpoena, court order or similar process, or are required or requested by governmental, judicial or regulatory authorities having appropriate jurisdiction to disclose any of the Confidential Information, you will, if legally permitted, promptly provide us with written notice so that we may seek, at our




                              Page 28 of 30 Pages

Farallon Capital Management, L.L.C.
November 14, 2006
Page 6



expense, a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement, and you agree to cooperate with us on an "all reasonable efforts" basis, at our sole cost and expense to obtain such a protective order or other remedy. In the event that such protective order or other remedy is not obtained or we waive compliance with the provisions of this agreement, you will furnish only that portion of the Confidential Information which you are advised by counsel in writing is required to be disclosed, and you will exercise all reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded the Confidential Information so furnished.

Term - This letter agreement and all of the parties' obligations hereunder shall terminate on the date which is two years from the date hereof; provided, however, that liability for any breach of this letter agreement prior to such termination shall survive such termination.

Amendment, Non-Waiver, Remedies, Severability, Assignment, Misc. - The agreement set forth in this letter agreement may be modified or waived only by a separate writing signed by both the Company and you expressly so modifying or waiving such agreement. You agree that no failure or delay by the Company in exercising any right, remedy, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation. Neither this letter agreement nor any of the rights and/or obligations hereunder may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other party, except that the Company may assign this letter agreement to any successor to The Mills Corporation (by merger or otherwise) or to any person that acquires at least a majority of the assets or equity securities of the Company. Any attempted assignment or transfer by either party not in accordance herewith shall be null and void. This letter agreement is for the benefit of each party and its respective Representatives and their respective successors and permitted assigns.

Entire Agreement - This letter agreement amends and restates in its entirety that letter agreement, dated October 27, 2006, between the parties hereto, and contains the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof.

Governing Law - This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. You hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware for any actions, suits or




                              Page 29 of 30 Pages

Farallon Capital Management, L.L.C.
November 14, 2006
Page 7



proceedings arising out of or relating to this letter agreement (and you agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court). You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement in the courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this agreement shall become a binding agreement between you and the Company.

Very truly yours,


THE MILLS CORPORATION



    /s/ Mary Ellen Seravalli
By:-------------------------
   Name:  Mary Ellen Seravalli
   Title: Executive Vice President and
          Co-general Counsel



Confirmed and Agreed to:

FARALLON CAPITAL MANAGEMENT, L.L.C.



    /s/ Monica R. Landry
By:------------------------
   Name:  Monica R. Landry
   Title: Managing Member




                              Page 30 of 30 Pages